EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

Three Months Ended March 31, 2018
Earnings:
Income before equity in income of unconsolidated entities and income taxes	$18,466
Gain on sales of real estate	(4)
Combined fixed charges and preferred share dividends (from below)	20,485
Amortization of capitalized interest	661
Distributed income of equity investees	375
Subtract:
Capitalized interest (from below)	(1,374)
Preferred unit distributions included in fixed charges	(165)
Preferred distributions of other consolidated entities	(3)
Total earnings	$38,441

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$18,784
Capitalized interest (internal and external)	1,374
Interest included in rental expense	159
Preferred unit distributions	165
Preferred distributions of other consolidated entities	3
Total combined fixed charges and preferred share dividends	$20,485

Ratio of earnings to combined fixed charges and preferred share dividends	1.88

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate, amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.